Exhibit 99.1

Amdocs Announces Appointment of Shimie Hortig to the Board of Directors Upon Shuky Sheffer’s

Retirement as Director and Chief Executive Officer

Jersey City, NJ – March 23, 2026 – Amdocs (NASDAQ: DOX) (“Amdocs” or the “Company”), a leading provider of software and services to communications and media companies, today announced that, in connection with his retirement from Amdocs’ management team, Shuky Sheffer has also retired from Amdocs’ Board of Directors (the “Board”) and the Board has appointed Shimie Hortig as a new member of the Board, effective concurrently with Mr. Hortigs’ replacement of Mr. Sheffer as President and Chief Executive Officer of Amdocs Management Limited.

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About Amdocs

Amdocs helps the world’s leading communications and media companies deliver exceptional customer experiences through reliable, efficient, and secure operations at scale. We provide software products and services that embed intelligence into how work runs across business, IT, and network domains – delivering measurable outcomes in customer experience, network performance, cloud modernization, and revenue growth. With our talented people, and more than 40 years of experience running mission-critical systems around the globe, Amdocs runs billions of transactions daily. Our technology is relied on every day, connecting people worldwide and advancing a more inclusive, connected world. Together, we help those who shape the future to make it amazing. Amdocs is listed on the NASDAQ Global Select Market (NASDAQ: DOX) and reported revenue of $4.53 billion in fiscal 2025. For more information, visit www.amdocs.com.

Amdocs’ Forward-Looking Statement

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025, filed on December 15, 2025 and our Form 6-K furnished for the first quarter of fiscal 2026 on February 17, 2026.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com